Exhibit 1

PERION REPORTS SECOND QUARTER 2017 RESULTS

Undertone Drives 9% Increase in Advertising Revenues YoY; Company Implements Targeted Initiatives to
Optimize Expenses in 2018 and Reignite Long-Term Growth

Tel Aviv & New York – August 3, 2017 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, announced today its financial results for the second quarter and six months ended June 30, 2017.

Financial Highlights*
(In millions, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017
Revenues	$78.0	$69.7	$153.8	$131.7
GAAP Net Income (Loss)	$0.6	$(36.0)	$(5.0)	$(38.1)
Non-GAAP Net Income	$6.8	$4.2	$13.5	$6.9
Adjusted EBITDA	$10.8	$7.0	$19.5	$10.5
Impairment of Goodwill and Intangible assets	$-	$43.8	$-	$43.8
GAAP Diluted Earnings (Loss) Per Share	$0.01	$(0.46)	$(0.06)	$(0.49)
Non-GAAP Diluted Earnings Per Share	$0.08	$0.05	$0.17	$0.09

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “In my first 100 days as CEO I have confirmed that the core assets and underlying business opportunities are firmly in place, and we have identified issues that are impacting our financial results and near-term prospects. The targeted initiatives that we began implementing in the second quarter to reignite growth and optimize expenses will continue in the second half of 2017 and into 2018. We believe that the plan we have in place will strongly position Perion for renewed growth and enhanced profitability in the future.

During the second quarter, Perion’s new senior leadership began to put in place a clearly defined roadmap to enhance our technology and drive our go forward strategy. We unified our research and product development functions which will allow us to redirect resources to strengthen our core technology and enhance our suite of solutions, both of which are key catalysts to reignite organic growth. We are focused on reducing our corporate expenses over the next 12 months, and have a goal to lower our corporate costs by a minimum of $6 million in 2018. In addition, we are carefully evaluating our media buying costs, and we are working to optimize these expenses to improve our margins.”

“Operationally, advertising revenues increased 9% on a year-over-year basis, supporting our long-term optimism for Undertone and its position as a key growth driver of our business,” continued Gerstel. “Undertone is strategically well-positioned in the growth areas of advertising with a strong client portfolio, including some of the world’s leading brands as customers and a differentiated offering. Leveraging this momentum, we are taking a “Sales First” approach to our business and focusing on initiatives to develop and leverage new partnerships. During the second quarter, we announced a new content collaboration with The Associated Press and a social collaboration with Cycle. These partnerships are a part of a larger effort to complement our core agency business that we believe will drive incremental advertising revenues and improve our visibility into the performance of the business over the long-term. This effort will better position Undertone to diversify its revenue sources and drive Perion’s organic growth.

“Subsequent to the end of the quarter, we promoted Mike Pallad, from Chief Revenue Officer to President of Undertone,” added Mr. Gerstel. “Mike will replace Rob Schwartz, who has stepped down from his position to pursue other opportunities after a transition period. Mike brings strong sales experience from Apple Music and iAd and I am confident in his ability to lead our new ‘Sales First’ strategy, while continuing to build Undertone’s momentum and set the foundation for future growth.”

“Simultaneously, on the search side of our business, we see a significant opportunity to leverage and expand our relationship with Microsoft Bing,” continued Mr. Gerstel. “During the second quarter, we appointed Mike Glover as GM of our search business, as part of our effort to fortify this business and strengthen our relationship with our largest partner.”

Financial Comparison for the Second Quarter of 2017:

Revenues: Revenues decreased by 11%, from $78.0 million in the second quarter of 2016 to $69.7 million in the second quarter of 2017. This decrease, was primarily a result of search and other revenues declining 24% partially offset by a 9% increase in our advertising revenues.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the second quarter of 2017 were $33.8 million, or 48% of revenues, as compared to $34.8 million, or 45% of revenues in the second quarter of 2016.

Impairment Charge: In the second quarter of 2017, the company recorded a non-cash impairment charge of $43.8 million to reduce the recorded value of goodwill and intangible assets related to the Undertone business to its fair value. The impairment charge is primarily as a result of recent performance of the Undertone business and management’s expectations for future performance.

Ophir Yakovian, Perion’s Chief Financial Officer commented, “We remain optimistic about Undertone and believe that the new initiatives we are implementing to complement our core agency business will accelerate growth and improve visibility in this compelling business.”

Net Income (Loss): On a GAAP basis, net loss in the second quarter of 2017 was $36.0 million, as compared to a net income of $0.6 million in the second quarter of 2016. The loss in the second quarter of 2017, was due to the impairment of goodwill and intangible assets.

Non-GAAP Net Income: In the second quarter of 2017, non-GAAP net income was $4.2 million, or 6% of revenues, compared to $6.8 million, or 9% of revenues, in the second quarter of 2016.

Adjusted EBITDA: In the second quarter of 2017, Adjusted EBITDA was $7.0 million, or 10% of revenues, compared to $10.8 million, or 14% of revenues, in the second quarter of 2016.

Cash and Cash Flow from Operations: As of June 30, 2017, cash and cash equivalents were $22.4 million. Cash provided by operations in the second quarter of 2017 was $3.5 million, compared to $4.3 million in the second quarter of 2016.

Perion currently satisfies all the financial covenants associated with its debts.

Conference Call:

Perion will host a conference call to discuss the results today, August 3, 2017, at 10 a.m. ET. Details are as follows:

•	Conference ID: 6585658
•	Dial-in number from within the United States: 1-888-857-6930
•	Dial-in number from Israel: 1-80-925-8243
•	Dial-in number (other international): 1-719-325-4893
•	Playback available until August 10, 2017 by calling 1-844-512-2921 (United States) or
1-412-317-6671 (international). Please use PIN code 6585658 for the replay.
•	Link to the live webcast accessible at http://www.perion.com/ir-events

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Angie Geffen
+972 (73) 398-1000
Perion.Investor.Relations@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017
Revenues:
Search and other	$45,531	$34,379	$90,085	$71,967
Advertising	32,472	35,309	63,707	59,697
Total Revenues	78,003	69,688	153,792	131,664

Costs and Expenses:
Cost of revenues	4,121	3,406	8,214	6,915
Customer acquisition costs and media buy	34,784	33,786	69,075	63,838
Research and development	7,141	4,230	14,532	9,529
Selling and marketing	15,577	15,785	31,636	30,795
General and administrative	7,651	6,013	14,852	11,188
Depreciation and amortization	6,308	5,008	13,647	9,909
Impairment charges	-	43,847	-	43,847
Restructuring costs	-	-	728	-
Total Costs and Expenses	75,582	112,075	152,684	176,021

Income (Loss) from Operations	2,421	(42,387)	1,108	(44,357)
Financial expense, net	2,318	1,338	5,456	3,522

Income (Loss) before Taxes on income	103	(43,725)	(4,348)	(47,879)
Taxes on income	(1,565)	(7,709)	(3,993)	(9,789)

Net Income (Loss) from continuing operations	1,668	(36,016)	(355)	(38,090)
Net Loss from discontinued operations	(1,083)	-	(4,668)	-

Net Income (Loss)	$585	$(36,016)	$(5,023)	$(38,090)

Net Earnings (Loss) per Share - Basic and Diluted:
Continuing operations	$0.02	$(0.46)	$0.00 *)	$(0.49)
Discontinued operations	$(0.01)	$-	$(0.06)	$-

Weighted average number of shares continuing and discontinued
Basic	76,324,076	77,550,069	76,247,269	77,548,252
Diluted	79,751,099	77,550,069	76,247,269	77,548,252

*) less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS: UNAUDITED

In thousands

	December 31,	June 30,
	2016	2017
ASSETS

Current Assets:
Cash and cash equivalents	$23,962	$20,925
Short-term bank deposit	8,414	1,503
Accounts receivable, net	71,346	59,431
Prepaid expenses and other current assets	10,036	13,553
Total Current Assets	113,758	95,412

Property and equipment, net	14,205	16,050
Goodwill and intangible assets, net	234,755	182,987
Deferred taxes	4,117	6,811
Other assets	1,617	1,493

Total Assets	$368,452	$302,753

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$38,293	$31,937
Accrued expenses and other liabilities	17,466	15,434
Short-term loans and current maturities of long-term and convertible debt	17,944	13,749
Deferred revenues	5,354	5,245
Payment obligation related to acquisitions	7,653	7,130
Total Current Liabilities	86,710	73,495
Long-Term Liabilities:
Long-term debt, net of current maturities	37,928	33,984
Convertible debt, net of current maturities	21,862	16,672
Deferred taxes	8,087	88
Other long-term liabilities	5,721	6,743
Total Liabilities	160,308	130,982

Shareholders' equity:
Ordinary shares	210	211
Additional paid-in capital	234,831	235,966
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	(265)	316
Accumulated deficit	(25,630)	(63,720)
Total Shareholders' Equity	208,144	171,771

Total Liabilities and Shareholders' Equity	$368,452	$302,753

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS: UNAUDITED

In thousands

	Six months ended June 30,
	2016	2017
Operating activities:
Net Loss	$(5,023)	$(38,090)
Loss from discontinued operations, net	(4,668)	-
Net Loss from continuing operations	(355)	(38,090)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,647	9,909
Impairment of goodwill and intangible assets	-	43,847
Stock based compensation expense	3,528	1,119
Foreign currency translation	926	10
Accrued interest, net	137	217
Deferred taxes, net	(4,972)	(10,752)
Change in payment obligation related to acquisition	1,207	28
Fair value revaluation - convertible debt	1,120	3,767
Net changes in operating assets and liabilities	(3,149)	1,716
Net cash provided by continuing operating activities	12,089	11,771
Net cash used in discontinued activities	(4,232)	-
Net cash provided by operating activities	$7,857	$11,771

Investing activities:
Purchases of property and equipment	$(904)	$(1,265)
Capitalization of development costs	(2,596)	(2,781)
Short-term deposits, net	30,067	6,911
Net cash provided by investing activities	$26,567	$2,865

Financing activities:
Exercise of stock options and restricted share units	1	1
Payment made in connection with acquisition	(6,125)	(551)
Proceeds from short-term loans	10,000	-
Proceeds from long-term loans	-	5,000
Repayment of convertible debt	(7,620)	(7,901)
Repayment of short-term loans	(13,000)	(7,000)
Repayment of long-term loans	(3,565)	(7,414)
Net cash used in financing activities	$(20,309)	$(17,865)
Effect of exchange rate changes on cash and cash equivalents	31	192
Net increase (decrease) in cash and cash equivalents	18,378	(3,037)
Net cash used in discontinued activities	(4,232)	-
Cash and cash equivalents at beginning of period	17,519	23,962
Cash and cash equivalents at end of period	$31,665	$20,925

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2017	2016	2017

GAAP Net Income (Loss) from continuing operations	$1,668	$(36,016)	$(355)	$(38,090)
Acquisition related expenses	-	-	179	-
Valuation adjustment on acquired deferred revenues	359	-	359	-
Share based compensation	1,670	561	3,528	1,119
Amortization of acquired intangible assets	5,178	4,059	11,623	8,111
Restructuring costs	-	-	728	-
Impairment of goodwill and intangible assets	-	43,847	-	43,847
Fair value revaluation of convertible debt and related derivative	(283)	(18)	556	1,413
Accretion of payment obligation related to acquisition	640	(3)	1,207	27
Taxes on the above items	(2,400)	(8,251)	(4,320)	(9,494)
Non-GAAP Net Income from continuing operations	$6,832	$4,179	$13,505	$6,933

Non-GAAP Net Income from continuing operations	$6,832	$4,179	$13,505	$6,933
Taxes on income	835	542	327	(295)
Financial expense, net	1,961	1,359	3,693	2,082
Depreciation	1,130	949	2,024	1,798
Adjusted EBITDA	$10,758	$7,029	$19,549	$10,518

Non-GAAP diluted earnings per share	$0.08	$0.05	$0.17	$0.09

Shares used in computing non-GAAP diluted earnings per share	80,605,055	77,989,840	77,979,702	77,990,009